Zoetis Inc. (ZTS)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Zoetis Shareholder since 2019

Beware of this misleading Zoetis Board statement in regard to Proposal 5:

A threshold of 25% or higher has been adopted by approximately 52% of S&P 500 companies.

Because per Zoetis Proposal 4, Zoetis shareholders will first have to sign up perhaps 40% of Zoetis shares to call a special shareholder meeting since shareholders are then forced to subtract all shares not owned for a full continuous year to equal the 25% of shares (with strings) needed to call for a special shareholder meeting under Proposal 4. A 40% stock ownership threshold to call a special shareholder meeting is nothing to brag about.

The one-year disqualification acts as a poison pill to deter shareholders from ever attempting to call a special shareholder meeting. A review of hundreds of annual meeting proxies fails to find one cited example by any Board of Directors of shareholders ever having success in calling for a special shareholder meeting with the one-year Zoetis-style disqualification in place.

What good is a right (like Proposal 4) if shareholders always find it too unattractive to be of use?

Vote for proposal 5 because Proposal 5 does not disqualify all shares owned for less than a full continuous year.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.